Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LendingClub Corporation

San Francisco, California

We have audited the accompanying consolidated balance sheet of LendingClub Corporation and subsidiaries (the “Company”) as of December 31, 2013, and the related consolidated statement of operations, statement of stockholders’ equity, and statement of cash flows for the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LendingClub Corporation and subsidiaries as of December 31, 2013 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Francisco, CA

March 31, 2014 (except for note 1 as it relates to stock splits and note 3, as to which the date is October 17, 2014)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

LendingClub Corporation

We have audited the accompanying consolidated balance sheet of LendingClub Corporation (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2012 and the related consolidated statements of operations, stockholders’ equity and cash flows for the nine months ended December 31, 2012 and the fiscal year ended March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management as well, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LendingClub Corporation and subsidiaries as of December 31, 2012 and the results of their operations and their cash flows for the nine months ended December 31, 2012 and the fiscal year ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

San Francisco, California

April 1, 2013 (except as to Note 1 as it relates to stock splits, which is as of October 17, 2014)

LENDINGCLUB CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		September 30, 2014	Pro Forma Balance Sheet September 30, 2014
	2012	2013
	(audited)		(unaudited)
Assets:
Cash and cash equivalents	$52,551	$49,299	$82,674	$82,674
Restricted cash	7,484	12,208	25,221	25,221
Loans at fair value (includes $396,081, $1,158,302, and $1,580,656 from consolidated Trust, respectively)	781,215	1,829,042	2,533,671	2,533,671
Accrued interest receivable (includes $2,765, $10,061, and $13,849 from consolidated Trust, respectively)	5,521	15,975	22,348	22,348
Property, equipment and software, net	1,578	12,595	23,686	23,686
Intangible assets, net	—	—	37,690	37,690
Goodwill	—	—	72,592	72,592
Other assets	2,366	23,921	16,521	16,521
Due from related parties	115	355	443	443

Total assets	$850,830	$1,943,395	$2,814,846	$2,814,846

Liabilities:
Accounts payable	$1,210	$4,524	$3,354	$3,354
Accrued interest payable (includes $3,347, $11,176, and $15,939 from consolidated Trust, respectively)	6,678	17,741	25,723	25,723
Accrued expenses and other liabilities	3,366	9,128	26,004	26,004
Payable to investors	2,050	3,918	17,366	17,366
Notes and certificates, at fair value (includes $396,081, $1,158,302, and $1,580,656 from consolidated Trust, respectively)	785,316	1,839,990	2,551,640	2,551,640
Term loan	—	—	49,219	49,219

Total liabilities	798,620	1,875,301	2,673,306	2,673,306

Commitments and contingencies (see Note 16)

Stockholders’ Equity:
Preferred stock	$103,023	$103,244	$177,300	$—
Common stock, $0.01 par value; 360,000,000, 360,000,000 and 372,000,000 shares authorized at December 31, 2012, December 31, 2013 and September 30, 2014 (unaudited), respectively; 45,167,448, and 54,986,640 shares issued and outstanding at December 31, 2012 and December 31, 2013, respectively, and 60,921,190 and 310,300,049 shares issued and outstanding as of September 30, 2014 (unaudited), actual and pro forma (unaudited), respectively	123	138	609	3,103
Additional paid-in capital	6,713	15,041	37,817	212,623
Treasury stock (70,560 shares of common stock held at December 31, 2012)	(12)	—	—	—
Accumulated deficit	(57,637)	(50,329)	(74,186)	(74,186)

Total stockholders’ equity	52,210	68,094	141,540	141,540

Total liabilities and stockholders’ equity	$850,830	$1,943,395	$2,814,846	$2,814,846

The accompanying notes are an integral part of these financial statements.

LENDINGCLUB CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended March 31, 2012	Nine Months Ended December 31, 2012	Year Ended December 31, 2013	Nine Months Ended September 30,
				2013	2014
	(audited)			(unaudited)
Operating Revenue:
Transaction fees	$13,701	$26,013	$85,830	$55,214	$133,835
Servicing fees	1,222	1,474	3,951	2,485	6,301
Management fees	206	720	3,083	2,083	4,163
Other revenue (expense)	407	720	5,111	4,708	(438)

Total operating revenue	15,536	28,927	97,975	64,490	143,861

Net Interest Income (Expense):
Total interest income	32,660	56,861	187,507	124,771	252,298
Total interest expense	(32,030)	(56,642)	(187,447)	(124,727)	(253,054)

Net interest (expense) income	630	219	60	44	(756)

Benefit/(provision) for losses on loans at amortized cost	(368)	42	—	—	—
Fair valuation adjustments, loans	(6,732)	(18,775)	(57,629)	(37,877)	(84,963)
Fair valuation adjustments, notes and certificates	6,731	18,180	57,596	37,848	84,865

Net interest income (expense) after loss provision and fair value adjustments	261	(334)	27	15	(854)

Total net revenue	15,797	28,593	98,002	64,505	143,007

Operating Expenses:
Sales and marketing	12,571	14,723	39,037	26,577	60,808
Origination and servicing	5,099	6,134	17,217	11,044	26,135
General and administrative	10,071	11,974	34,440	22,434	78,862

Total operating expenses	27,741	32,831	90,694	60,055	165,805

Income (loss) before income taxes	(11,944)	(4,238)	7,308	4,450	(22,798)
Income tax expense	—	—	—	—	1,059

Net income (loss)	$(11,944)	$(4,238)	$7,308	$4,450	$(23,857)

Basic net income (loss) per share attributable to common stockholders	$(0.34)	$(0.10)	$0.00	$0.00	$(0.41)

Diluted net income (loss) per share attributable to common stockholders	$(0.34)	$(0.10)	$0.00	$0.00	$(0.41)

Weighted-average shares of common stock used in computing basic net income (loss) per common share	35,125,628	41,359,676	51,557,136	50,457,948	57,958,838

Weighted-average shares of common stock used in computing diluted net income (loss) per common share	35,125,628	41,359,676	81,426,976	79,153,912	57,958,838

Basic pro forma net income (loss) per share (unaudited)			$0.03		$(0.08)

Weighted-average shares outstanding used to calculate basic pro forma net income (loss) per common share (unaudited)			291,766,192		303,608,800

Diluted pro forma net income (loss) per share (unaudited)			$0.02		$(0.08)

Weighted-average shares outstanding used to calculate diluted pro forma net income (loss) per common share (unaudited)			323,331,550		303,608,800

The accompanying notes are an integral part of these financial statements.

LENDINGCLUB CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount		Shares	Amount
Balances, March 31, 2012	225,661,228	$84,806	36,444,984	$91	$4,839	—	$—	$(53,399)	$36,337

Exercise of warrants to purchase Series A convertible preferred stock	2,272,292	606	—	—	—	—	—	—	606
Exercise of warrants to purchase Series B convertible preferred stock	1,431,912	267	—	—	(102)	—	—	—	165
Exercise of warrants to purchase common stock	—	—	86,752	10	24	—	—	—	34
Issuance of Series E convertible preferred stock for cash (net of issuance costs of $153)	10,000,000	17,344	—	—	—	—	—	—	17,344
Stock-based compensation	—	—	—	—	1,110	—	—	—	1,110
Issuance of common stock upon exercise of options	—	—	8,635,712	22	842	—	—	—	864
Other	—	—	—	—	—	(70,560)	(12)	—	(12)
Net loss	—	—	—	—	—	—	—	(4,238)	(4,238)

Balances, December 31, 2012	239,365,432	$103,023	45,167,448	$123	$6,713	(70,560)	$(12)	$(57,637)	$52,210

Exercise of warrants to purchase Series A convertible preferred stock	829,356	221	—	—	—	—	—	—	221
Exercise of warrants to purchase common stock	—	—	957,876	2	148	—	—	—	150
Stock-based compensation and warrant expense	—	—	—	—	6,490	—	—	—	6,490
Issuance of common stock upon exercise of options	—	—	8,931,876	23	1,692	—	—	—	1,715
Other	—	—	(70,560)	(10)	(2)	70,560	12	—	—
Net income	—	—	—	—	—	—	—	7,308	7,308

Balances, December 31, 2013	240,194,788	$103,244	54,986,640	$138	$15,041	—	$—	$(50,329)	$68,094

Exercise of warrants to purchase common stock (unaudited)	—	—	295,720	3	99	—	—	—	102
Exercise of warrants to purchase Series A convertible preferred stock	321,737	86	—	—	(86)	—	—	—	—
Stock-based compensation and warrant expense (unaudited)	—	6,405	—	—	20,684	—	—	—	27,089
Issuance of Series F convertible preferred stock for cash (net of issuance costs of $197) (unaudited)	6,390,556	64,803	—	—	—	—	—	—	64,803
Issuance of Series F preferred stock for the acquisition of Springstone (unaudited)	2,443,930	2,762	—	—	—	—	—	—	2,762
Issuance of common stock upon exercise of options (unaudited)	—	—	5,638,830	56	2,941	—	—	—	2,997
Reclassification of early exercise liability related to stock options (unaudited)	—	—	—	—	(622)	—	—	—	(622)
Vesting of early exercise stock options (unaudited)	—	—	—	—	172	—	—	—	172
Par value adjustment for stock splits (unaudited)		—		412	(412)	—	—	—	—
Net loss (unaudited)	—	—	—	—	—	—	—	(23,857)	(23,857)

Balances, September 30, 2014 (unaudited)	249,351,011	$177,300	60,921,190	$609	$37,817	—	$—	$(74,186)	$141,540

The accompanying notes are an integral part of these financial statements.

LENDINGCLUB CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended March 31, 2012	Nine Months Ended December 31, 2012	Year Ended December 31, 2013	Nine Months Ended September 30,
				2013	2014
				(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(11,944)	$(4,238)	$7,308	$4,450	$(23,857)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision (benefit) for loan losses	368	(42)	—	—	—
Fair value adjustments of loans, notes and certificates, net	1	595	33	29	99
Change in loan servicing liability carried at fair value	—	—	936	731	2,776
Change in loan servicing asset carried at fair value	—	—	(534)	(153)	(986)
Stock-based compensation and warrant expense, net	660	1,110	6,490	3,345	25,889
Depreciation and amortization	150	236	1,663	907	6,620
Loss (gain) on sales of loans at fair value	—	(329)	(3,862)	(3,862)	2,110
Other, net	(43)	(118)	30	—	238
Loss on disposal of property, equipment and software	—	—	—	—	212
Purchase of whole loans sold at fair value	—	(9,290)	(442,362)	(246,571)	(1,096,592)
Proceeds from sales of whole loans at fair value	—	9,619	446,224	250,433	1,094,482
Net change in operating assets and liabilities excluding the effects of the acquisition:
Accrued interest receivable	(2,351)	(3,170)	(10,454)	(7,280)	(6,373)
Other assets	(1,468)	(649)	(21,021)	(153)	13,184
Due from related parties	(40)	(75)	(240)	(197)	(88)
Accounts payable	620	330	1,788	1,120	(1,107)
Accrued interest payable	2,604	4,070	11,063	7,871	7,982
Accrued expenses and other liabilities	357	1,558	4,077	5,532	10,806

Net cash provided by (used in) operating activities	(11,086)	(393)	1,139	16,202	35,395

Cash Flows from Investing Activities:
Purchase of loans at fair value	(320,014)	(598,622)	(1,618,404)	(1,115,774)	(1,534,276)
Purchase of loans at amortized cost	(1,064)	—	—	—	—
Principal payments of loans at fair value	105,306	160,787	511,232	341,256	739,505
Principal payments of loans at amortized cost	1,349	345	—	—	—
Proceeds from recoveries and sales of charged-off loans at fair value	—	247	1,716	1,180	5,178
Proceeds from recoveries and sales of charged-off loans at amortized cost	—	22	—	—	—
Payments for business acquisition, net of cash acquired	—	—	—	—	(109,464)
Net change in restricted cash	(4,000)	(2,622)	(4,724)	(1,264)	(11,432)
Purchase of property, equipment and software	(383)	(1,302)	(10,435)	(7,736)	(14,989)

Net cash used in investing activities	(218,806)	(441,145)	(1,120,615)	(782,338)	(925,478)

Cash Flows from Financing Activities:
Payable to investors	533	1,517	1,868	(1,593)	12,933
Proceeds from issuance of notes and certificates	319,704	606,862	1,618,269	1,115,694	1,534,010
Payments on notes and certificates	(101,950)	(163,946)	(504,330)	(339,048)	(732,342)
Payments on charged-off notes and certificates from recoveries/sales of related charged off loans at fair value	—	(219)	(1,669)	(1,139)	(5,153)
Proceeds from term loan, net of discount	—	—	—	—	49,813
Payment for debt issuance cost	—	—	—	—	(1,192)
Principal payments on term loan	—	—	—	—	(625)
Payments on loans payable	(2,601)	(370)	—	—	—
Prepaid offering costs	—	—	—	—	(1,887)
Proceeds from exercise of warrants to acquire Series A convertible preferred stock	10	606	221	—	—
Proceeds from exercise of warrants to acquire Series B convertible preferred stock	—	165	—	—	—
Proceeds from exercise of warrants to acquire common stock	—	34	150	326	101
Proceeds from issuance of Series D convertible preferred stock, net of issuance costs	31,946	—	—	—	—
Proceeds from issuance of Series E convertible preferred stock, net of issuance costs	—	17,344	—	—	—
Proceeds from issuance of Series F convertible preferred stock, net of issuance costs	—	—	—	—	64,803
Repurchase of common stock	—	(12)	—	—	—
Proceeds from stock options exercised	158	864	1,715	1,531	2,997

Net cash provided by financing activities	247,800	462,845	1,116,224	775,771	923,458

Net (decrease) increase in cash and cash equivalents	17,908	21,307	(3,252)	9,635	33,375
Cash and cash equivalents, beginning of period	13,336	31,244	52,551	52,551	49,299

Cash and cash equivalents, end of period	$31,244	$52,551	$49,299	$62,186	$82,674

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$28,063	$52,511	$176,195	$116,746	$244,531
Non-cash exercise of common stock warrants	$2,345	$—	$137	$137	$86
Non-cash exercise of preferred stock B warrants	$—	$102	$—	$—	$—
Reclassification of loans at amortized cost to loans held at fair value	$—	$2,109	$—	$—	$—
Non-cash investing activity—accrual of property, equipment and software, net	$—	$—	$2,275	$—	$1,132
Non-cash financing activities—accruals for prepaid offering costs	$—	$—	$—	$—	$1,053
Non-cash investing and financing activity—issuance of Series F convertible preferred stock for business acquisition	$—	$—	$—	$—	$2,762

The accompanying notes are an integral part of these financial statements.

LENDINGCLUB CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Consolidation

Our consolidated financial statements include LendingClub Corporation and its wholly owned subsidiaries; Springstone Financial, LLC (Springstone) and LC Advisors, LLC, (LCA). “Trust” refers to LC Trust I, an independent Delaware business trust that acquires and holds loans for the sole benefit of certain investors that purchase trust certificates (Certificates) issued by the Trust and that are related to underlying loans. The accompanying consolidated financial statements, have been prepared by LendingClub Corporation (“LendingClub,” “we,” “our,” the “Company” and “us”) in conformity with U.S. generally accepted accounting principles (GAAP) for financial information.

We did not have any items of other comprehensive income (loss) during any of the periods presented in the consolidated financial statements and therefore, we are not required to report comprehensive income (loss).

Subsequent to the issuance of our December 31, 2012 consolidated financial statements, we corrected the classification of our preferred stock to present the preferred stock within permanent stockholders’ equity rather than temporary equity as previously presented. This revision is in accordance with ASC 480—Distinguishing Liabilities from Equity (ASC 480) and resulted in a change to stockholders’ deficit from $50.8 million to stockholders’ equity of $52.2 million as of December 31, 2012. The revision had no effect on our consolidated statements of operations, reported assets and liabilities on the consolidated balance sheet, or the consolidated statements of cash flows.

During the year ended December 31, 2013, we changed the definitions used to classify operating expenses. Operating expenses were formerly classified as sales, marketing and customer service, engineering, and general and administrative. Our new categories of operating expenses are: sales and marketing; origination and servicing; and general and administrative. As a result of the new classification, loan origination and servicing costs which were previously included in sales, marketing and customer service are now included as a separate financial statement line and engineering costs which represent engineering and product development related expenses are categorized within general and administrative expenses. The changes had no impact to the total operating expenses or net income. Prior period amounts have been reclassified to conform to the current presentation. We previously referred to “Transaction Fees” as “Origination Fees” and “General and Administrative—Engineering and Product Development” as “General and Administrative—Technology.”

On April 15, 2014, a 2-for-1 equity stock split approved by our board of directors became effective, in which each outstanding share of each series or class of equity capital stock was split into two outstanding shares of such series or class of equity capital stock. Additionally, another 2-for-1 equity stock split approved by our board of directors became effective on September 5, 2014, in which each outstanding share of each series or class of equity capital stock was split into two outstanding shares of such series or class of equity capital stock. All share and per share data has been adjusted to reflect these stock splits. The par value of each of the outstanding shares remains the same at $0.01.

On April 17, 2014, we acquired all the outstanding limited liability company interests of Springstone. Our interim consolidated financial statements include Springstone’s results of operations and financial position from this date. See “Note 7—Springstone Acquisition.”

Unaudited interim consolidated financial information

The accompanying interim consolidated balance sheet as of September 30, 2014, the interim consolidated statements of operations, and cash flows for the nine months ended September 30, 2013 and 2014, the interim consolidated statement of stockholders’ equity for the nine months ended September 30, 2014, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary to present fairly our financial position as of September 30, 2014 and our results of operations and cash flows for the nine months ended September 30, 2013 and 2014. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

Unaudited pro forma balance sheet

Immediately prior to the closing of a qualifying initial public offering as defined in Note 12—Stockholders’ Equity, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. In addition, the outstanding preferred stock warrants will automatically be converted into warrants to purchase common stock upon effectiveness of a qualified initial public offering, and certain of these warrants will automatically be net exercised for shares of common stock upon the completion of our initial public offering. The unaudited pro forma balance sheet information, as set forth in the accompanying consolidated balance sheets, gives effect to the automatic conversion of all outstanding shares of convertible preferred stock as of September 30, 2014. The shares of common stock issuable and the proceeds expected to be received in a qualified initial public offering are excluded from such pro forma information.

2. Summary of Significant Accounting Policies

Change in Fiscal Year

On December 19, 2012, our board of directors approved a change in our fiscal year-end from March 31 to December 31. The change was effective as of December 31, 2012.

Revenue Recognition

Revenue primarily results from fees earned. Fees include loan transaction fees paid by issuing banks and service providers, servicing fees paid by investors and management fees paid by certain certificate holders. We also have other smaller sources of revenue reported as other revenue.

Transaction Fees

Transaction fees are paid by the issuing banks to us for the work we perform through our platform in facilitating originations. The amount of these fees is based upon the terms of the loan, including grade, rate, term and other factors. As of March 31, 2012, December 31, 2012 and December 31, 2013, these fees ranged from 1.11% to 5.00% and, as of September 30, 2014, ranged from 1.00% to 6.00% of the initial principal amount of a loan. In addition, with our acquisition of Springstone, transaction fees include fees earned from issuing banks and service providers for education and patient finance loans. Where applicable, the transaction fees are included in the annual percentage rate calculation provided to the borrower and is subtracted from the gross loan proceeds prior to disbursement of the loan funds to the borrower. A loan is considered issued when we record the transfer of funds to the borrower’s account on our platform and we initiate an ACH transaction to transfer funds from our platform’s correspondent bank account to the borrower’s bank account.

Servicing Fees

Investors typically pay us a servicing fee on each payment received from a borrower or on the investors’ month-end principal balance of loans serviced. The servicing fee compensates us for the costs we incur in servicing the related loan, including managing payments from borrowers, payments to investors and maintaining investors’ account portfolios. We record servicing fees paid by note holders and certain certificate holders as a component of operating revenue when received. Servicing fees can be, and have been, modified or waived at management’s discretion.

Management Fees

Accredited investors and qualified purchasers can invest in limited partner interests in funds managed by LCA, a registered investment advisor and our wholly-owned subsidiary. LCA acts as the general partner for six private funds (Funds) in which it has made no capital contributions and does not receive any allocation of the Funds’ income, expenses, gains, losses or any carried interest. Each Fund invests in a certificate pursuant to a set investment strategy. LCA charges limited partners in the Funds a management fee payable monthly in arrears, based on a limited partner’s capital account balance at month end.

LCA also earns management fees on separately managed accounts (SMA), payable monthly in arrears, based on the month-end balances in the SMA accounts.

Management fees are a component of operating revenue in the consolidated statements of operations and are recorded as earned. Management fees can be, and have been, modified or waived at the discretion of LCA.

Other Revenue

Other revenue consists primarily of revenue from gains and losses on sales of whole loans.

Fair Valuation Adjustments of Loans at Fair Value and Notes and Certificates at Fair Value

We include in earnings the estimated unrealized fair value gains or losses during the period on loans, and the offsetting estimated unrealized fair value gains or losses on related notes and certificates. At each reporting period, we recognize fair valuation adjustments for the loans and the related notes and certificates. The fair valuation adjustment for a given principal amount of a loan will be approximately equal to the corresponding estimated fair valuation adjustment on the combined principal amounts of related notes and certificates because the same net cash flows of the loans and the related notes and/or certificates are used in the discounted cash flow valuation calculations.

Whole Loan Sales

From January 1, 2013 through June 30, 2013, transaction fees and direct loan origination and acquisition costs for loans that were subsequently sold to unrelated third-party purchasers and met the accounting requirements for a sale of loans were deferred and included in the overall net investment in the loans purchased. Accordingly, the transaction fees for such loans were not included in transaction fee revenue and the direct loan origination costs for such loans were not included in operating expenses. A gain or loss on the whole loan sales was recorded on the sale date.

Effective July 1, 2013, we elected the fair value option for whole loans acquired and subsequently sold to unrelated third-party purchasers. Under this election, all transaction fees and all direct costs incurred in the origination process are recognized in earnings as earned or incurred and are not deferred. Beginning July 1, 2013, transaction fees for whole loans sold to unrelated third-party purchasers are included in “Transaction Fees” and direct loan origination costs are included in “Origination and Servicing” operating expense on the consolidated statement of operations. Gains and losses from whole loan sales are recorded in “Other Revenue” in the consolidated statements of operations.

As part of the sale agreements, we retained the rights to service these sold whole loans. We calculate a gain or loss on the whole loan sale with servicing retained based on the net proceeds from the whole loan sale, minus the net investment in the loans being sold. The net investment in the loans sold has been reduced or increased by the recording of any applicable net servicing asset or liability respectively. Gains on whole loan sales were previously reported in “Gain from Sales of Loan” and have been reclassified to “Other Revenue” in the consolidated statement of operations.

Additionally, as needed, we will record a liability for significant estimated post-sale obligations or contingent obligations to the purchasers of the loans. No such liability was recorded at December 31, 2012, December 31, 2013 or September 30, 2014.

Servicing Assets and Liabilities at Fair Value

We record servicing assets and liabilities at their estimated fair values when we sell whole loans to unrelated third-party or whole loan buyers or when the servicing contract commences. The gain or loss on a loan sale is recorded in “Other Revenue” while the component of the gain or loss that is based on the degree to which the contractual loan servicing fee is above or below an estimated market rate loan servicing fee is recorded as an offset in servicing assets or liabilities. Servicing assets and liabilities are recorded in “Other Assets” and “Accrued Expenses and Other Liabilities,” respectively, on the consolidated balance sheets. Over the life of the loan, changes in the estimated fair value of servicing assets and liabilities are reported in “Servicing Fees” on the consolidated statement of operations in the period in which the changes occur.

We use a discounted cash flow model to estimate the fair value of the loan servicing asset or liability which considers the contractual servicing fee revenue we earn on the loans, estimated market rate servicing fee to service such loans, the current principal balances of the loans and projected servicing revenues over the remaining terms of the loans.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted deposits with financial institutions in checking, money market and short-term certificate of deposit accounts. We consider all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists primarily of our funds in certain checking, money market and certificate of deposit accounts that are: (i) pledged to or held in escrow by our correspondent banks as security for transactions processed on or related to our platform; (ii) pledged through a credit support agreement with a certificate holder or (iii) received from investors but not yet applied to their accounts on the platform and transferred to segregated bank accounts that hold investors’ funds.

Loans at Fair Value and Notes and Certificates at Fair Value

We use fair value measurements to record loans, notes and certificates at fair value on a recurring basis and in our fair value disclosures. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Changes in the fair value of the loans and notes and certificates are recognized, on a gross basis, in earnings.

We determine the fair value of the loans, notes and certificates in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1	—	Quoted market prices in active markets for identical assets or liabilities.

Level 2	—	Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3	—	Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation. The fair value election for loans, notes and certificates allows for symmetrical accounting of the timing and amounts recognized for both expected unrealized losses and charge-offs on the loans and the related notes and certificates, consistent with the member payment dependent design of the notes and certificates.

Our and the Trust’s obligation to pay principal and interest on any note or certificate is equal to the pro-rata portion of the payments, if any, received on the related loan subject to applicable fees. The gross effective interest rate associated with notes or certificates is the same as the interest rate earned on the underlying loan. The discounted cash flow methodology used to estimate the notes’ and certificates’ fair values uses the same projected net cash flows as their related loan. The discount rates for the projected net cash flows of the notes and certificates are our estimates of the rates of return, including risk premiums (if significant) that investors in unsecured consumer credit obligations would require when investing in notes issued pursuant to a shelf registration statement and certificates issued by the Trust with cash flows dependent on specific credit grades of loans.

For additional discussion on this topic, including the adjustments to the estimated fair values of loans, notes and certificates, as discussed above, see “Note 4—Fair Value of Financial Instruments Measured at Fair Value.”

Accrued Interest and Other Receivables

Interest income on loans is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. Loans reaching 120 days delinquent are classified as non-accrual loans, and we stop accruing interest and reverse all accrued but unpaid interest as of such date.

Property, Equipment and Software, Net

Property, equipment and software consists of computer equipment and software, office furniture and equipment, construction in progress, leasehold improvements and internal use software and website development costs which are recorded at cost, less accumulated depreciation and amortization.

Computer equipment and software and furniture and fixtures are depreciated or amortized on a straight line basis over two to five years. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project’s estimated useful life, generally three years. Capitalized internal use software development costs consist of salaries and payroll related costs for employees and fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities including training and maintenance are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. We evaluate potential impairments of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in impairment include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for our overall business and significant negative industry or economic trends. Determination of recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value. For the year ended December 31, 2013, the nine months ended December 31, 2012 the year ended March 31, 2012 and for the nine months ended September 30, 2014, there was no impairment of long-lived assets.

Consolidation Policies

Our policy is to consolidate the financial statements of entities in which we have a controlling financial interest. We determine whether we have a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or variable interest entity (VIE) and if the accounting guidance requires consolidation.

Voting interest entities are entities that have sufficient equity and provide the equity investors voting rights that enable them to make significant decisions relating to the entities’ operations. For these types of entities, our determination of whether we have a controlling financial interest is based on ownership of a majority of the entities’ voting equity interest or through control of management of the entities.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. We determine whether we have a controlling financial interest in a VIE by considering whether our involvement with the VIE is significant and whether we are the primary beneficiary of the VIE based on the following:

•	we have the power to direct the activities of the VIE that most significantly impact the entity’s economic performance;

•	the aggregate indirect and direct variable interests held by us have the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the VIE; and

•	qualitative and quantitative factors regarding the nature, size, and form of our involvement with the VIE.

We believe our beneficial ownership of a controlling financial interest in the Trust has qualified and continues to qualify as an equity investment in a VIE that should be consolidated for financial accounting and reporting purposes. We perform on-going reassessments on the status of the entities and whether facts or circumstances have changed in relation to our involvement in VIEs which could cause our conclusion to change.

All intercompany transactions and balances have been eliminated.

Business Combination (Unaudited)

We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. Our estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially established in connection with a business combination as of the acquisition date. We continue to collect information and reevaluate these estimates and assumptions quarterly and record any adjustments to our preliminary estimates to goodwill provided that we are within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

Goodwill and Intangible Assets (Unaudited)

Goodwill represents the fair value of acquired businesses in excess of the aggregate fair value of the identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Our annual impairment testing date is April 1. We can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit (defined as business for which financial information is available and reviewed regularly by management) exceeds its carrying value. A qualitative assessment may consider macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital or company-specific factors, such as market capitalization in excess of net assets, trends in revenue generating activities and merger or acquisition activity.

If we elect to bypass qualitatively assessing goodwill or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, we estimate the fair values of our reporting units and compare them to their carrying values. The estimated fair values of the reporting units are generally established using an income approach based on a discounted cash flow model or a market approach which compares each reporting unit to comparable companies in their respective industries.

Intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We do not have any indefinite-lived intangible assets.

Due from Related Parties

Due from related parties represents asset management fees due to LCA from investors in the Funds.

Payable to Investors

Payable to investors primarily represents payments-in-process received from investors and payments on notes, certificates and loan payments that, as of the last day of the period, have not been credited to investors’ accounts on the platform or transferred to the investors’ separate bank accounts.

Sales and Marketing Expense

Sales and marketing costs, including borrower and investor acquisition costs, are expensed as incurred and included in “Sales and Marketing” on the consolidated statement of operations.

Stock-Based Compensation

All stock-based awards made to employees are recognized in the consolidated financial statements based on their respective grant date fair values. Any benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash inflow and cash outflow from operating activities. The stock-based compensation related to awards that are expected to vest is amortized using the straight-line method over the award’s vesting term, which is generally four years.

The fair value of share-option awards is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model considers, among other factors, the underlying fair value of common stock, the expected term of the option award, expected volatility of our common stock and expected future dividends, if any.

Forfeitures of awards are estimated at the time of grant and revised, as necessary, in subsequent periods if actual forfeitures differ from initial estimates or if future forfeitures are expected to differ from recent actual or previously expected forfeitures. Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

Share option awards issued to non-employees are recorded at their fair value on the awards’ vesting date. We use the Black-Scholes option pricing model to estimate the fair value of share options granted to non-employees at each vesting date to determine the appropriate charge to stock-based compensation.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We account for uncertain tax positions using a two-step process whereby (i) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

We recognize interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations.

Use of Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. These judgments, assumptions and estimates include but are not limited to the following: (i) fair value determinations for loans, notes and certificates; (ii) stock-based compensation expense; (iii) provision for income taxes, net of valuation allowance for deferred tax assets; (iv) consolidation of variable interest entities; and (v) fair value determinations for servicing assets and liabilities. These judgments, estimates and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, loans financed directly by us and the related accrued interest receivable, and deposits with service providers. We hold our cash and cash equivalents and restricted cash in accounts at regulated domestic financial institutions. We are exposed to credit risk in the event of default by these institutions to the extent the amount recorded on the balance sheet exceeds the FDIC insured amounts.

Impact of New Accounting Standards (Unaudited)

In May, 2014, the Financial Accounting Standards Board (FASB) and International Accounting Standards Board issued Accounting Standards Update (ASU) 2014-09 “Revenue from Contracts with Customers” which provides a single comprehensive revenue recognition model for all contracts with customers. The standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. This ASU is effective for annual reporting periods beginning after December 15, 2016 for public entities. Early adoption is not permitted. We are currently evaluating the impact of the new update on our consolidated financial statements.

In August, 2014, FASB issued ASU 2014-13 “Consolidation (Topic 810)—Measuring the Financial Assets and The Financial Liabilities of a Consolidated Collateralized Financing Entity” to amend the existing standards. This ASU provides an alternative to current fair value measurement guidance to an entity that consolidates a collateralized financing entity (CFE) that has elected the fair value option for the financial assets and financial liabilities. If elected, the entity could measure both the financial assets and the financial liabilities of the CFE by using the fair value of the financial assets or financial liabilities, whichever is more observable. The election would effectively eliminate any measurement difference previously reflected in earnings and attributed to the reporting entity in the consolidated statements of operations. The guidance is effective for annual reporting periods beginning after December 15, 2015, and interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period. We are currently evaluating the impact of the new update on our consolidated financial statements.

3. Net Income (Loss) Per Share and Net Income (Loss) Attributable to Common Stockholders

Basic net income (loss) per share (EPS) is the amount of net income (loss) available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net income (loss) available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock options, convertible preferred stock and warrants. Potentially dilutive common shares are excluded from the computation of dilutive EPS in periods in which the effect would be antidilutive.

We calculate EPS using the two-class method. The two-class method allocates net income that otherwise would have been available to common shareholders to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. As such, net income allocated to these participating securities, which include participation rights in undistributed earnings (see “Note 12—Stockholders’ Equity”), are subtracted from net income to determine total undistributed net income to be allocated to common stockholders. All participating securities are excluded from basic weighted-average common shares outstanding.

The following table details the computation of the basic and diluted net income (loss) per share (dollars in thousands, except shares and per share data):

	Year Ended March 31, 2012	Nine Months Ended December 31, 2012	Year Ended December 31, 2013	Nine Months Ended September 30,
				2013	2014
				(unaudited)
Net income (loss)	$(11,944)	$(4,238)	$7,308	$4,450	$(23,857)
Less: Net income allocated to participating securities (1)	—	—	(7,117)	(4,450)	—

Net income (loss) available to common shareholders after required adjustments for the calculation of basic and diluted net income per common share	$(11,944)	$(4,238)	$191	$—	$(23,857)

Basic weighted-average common shares outstanding	35,125,628	41,359,676	51,557,136	50,457,948	57,958,838
Weighted-average effect of dilutive securities:
Stock Options	—	—	28,542,404	27,170,816	—
Warrants	—	—	1,327,436	1,525,148	—

Diluted weighted-average common shares outstanding	35,125,628	41,359,676	81,426,976	79,153,912	57,958,838

Net income (loss) per common share:
Basic	$(0.34)	$(0.10)	$0.00	$—	$(0.41)

Diluted	$(0.34)	$(0.10)	$0.00	$—	$(0.41)

(1)	In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only dividends (if any) are allocated to participating securities.

Unaudited Pro Forma Net Income (Loss) per Share

Pro forma basic and diluted net income (loss) per share were computed to give effect to the automatic conversion of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock and Series F convertible preferred stock using the if converted method as though the conversion had occurred as of the beginning of the period presented or the original date of issuance, if later, and the issuance of shares of common stock upon the automatic conversion and exercise of certain warrants to purchase shares of Series A convertible preferred stock and the automatic exercise of certain warrants to purchase common stock upon the completion of our initial public offering.

The unaudited basic and diluted pro forma per common share calculations are presented below (in thousands except share and per share amounts):

	Year Ended December 31, 2013	Nine Months Ended September 30, 2014
Net income (loss) available to common stockholders, as reported	$7,308	$(23,857)
Weighted-average shares used to compute net income (loss) per share available to common stockholders, basic	51,557,136	57,958,838
Pro forma adjustments to reflect conversion of convertible preferred stock	239,822,864	245,622,114
Pro forma adjustments to reflect conversion of convertible preferred stock warrants and certain common stock warrants(1)	386,192	27,848

Weighted-average shares to compute pro forma net income (loss) per share available to common stockholders, basic	291,766,192	303,608,800
Dilutive effect of stock options	28,542,404	—
Dilutive effect of warrants	3,022,954	—

Weighted-average shares to compute pro forma net income (loss) per share available to common stockholders, diluted	323,331,550	303,608,800

Proforma net income (loss) per common share:
Basic	$0.03	$(0.08)
Diluted	$0.02	$(0.08)

(1)	Assumes the automatic conversion and exercise of warrants to purchase a maximum of 331,616 shares of Series A convertible preferred stock and automatic exercise of warrants to purchase a maximum of 54,576 shares of common stock for the year ended December 31, 2013. Assumes the automatic exercise of warrants to purchase a maximum of 27,848 shares of common stock for the nine months ended September 30, 2014. Upon the completion of our initial public offering, these warrants will automatically be net exercised for common stock, resulting in the issuance of fewer shares.

4. Fair Value of Financial Instruments Measured at Fair Value

Loans, Notes and Certificates

Our marketplace is where borrowers and investors engage in transactions relating to standard or custom program loans. Standard program loans are unsecured, fixed rate, three or five year personal loans in amounts ranging from $1,000 to $35,000 made to borrowers meeting strict credit criteria, including a FICO score of at least 660. Custom program loans are generally new offerings and loans that do not meet the requirements of the standard program and/or loans with longer maturities than we believe to be attractive to most note investors. Currently, custom program loans include small business, education and patient finance loans. Small business loans are unsecured and fixed rate loans in amounts ranging from $15,000 to $100,000, with various maturities between one and five years.

Education and patient finance loans are issued in amounts ranging from $499 to $40,000 with various maturities between 24 and 84 months for term loans as well as a revolving product with a promotional period ranging from six to 24 months that is interest free if the loan balance is paid in full during that period. Loans facilitated by Springstone are originated, owned and serviced by the issuing banks and are therefore not recorded on our consolidated balance sheet nor are the loans’ cash flows recorded on our consolidated statement of cash flows.

Investors can invest in loans that are offered through our marketplace. We issue notes and the Trust issues certificates.

We use fair value measurements to record fair value adjustments to loans and the related notes and certificates that are recorded at fair value on a recurring basis.

Loans and the related notes and certificates do not trade in an active market with readily observable prices. Accordingly, the fair value of loans and the related notes and certificates are determined using a discounted cash flow methodology utilizing assumptions market participants use for credit losses, discount rates, changes in the interest rate environment, and other factors. Fair value measurements of our loans and the related notes and certificates use significant unobservable inputs and, accordingly, we classify them as Level 3.

We have ongoing monitoring procedures in place for our Level 3 assets and liabilities that use such valuation models. These procedures are designed to provide reasonable assurance that models continue to perform as expected after approved. All valuation models are subject to ongoing review by business-unit-level management and the executive management team.

At December 31, 2012, December 31, 2013, and September 30, 2014, loans, notes and certificates measured at fair value on a recurring basis were (in thousands):

	Loans at Fair Value			Notes and Certificates at Fair Value
	December 31,		September 30, 2014	December 31,		September 30, 2014
	2012	2013		2012	2013
			(unaudited)			(unaudited)
Aggregate principal balance outstanding	$791,774	$1,849,042	$2,566,477	$795,842	$1,859,982	$2,584,441
Fair valuation adjustments	(10,559)	(20,000)	(32,806)	(10,526)	(19,992)	(32,801)

Fair value	$781,215	$1,829,042	$2,533,671	$785,316	$1,839,990	$2,551,640

At December 31, 2013, loans underlying notes and certificates had original terms of 36 months or 60 months, had monthly payments with fixed interest rates ranging from 5.42% to 26.06% and had various maturity dates through December 2018. At September 30, 2014, outstanding loans underlying notes and certificates had original maturities between 12 and 60 months, had monthly payments with fixed interest rates ranging from 5.42% to 29.90% and had various maturity dates through September 2019 (unaudited).

Loan Servicing Rights

We record servicing assets and liabilities at their estimated fair values when we sell whole loans to unrelated third-party whole loan buyers or when the servicing contract commences, and on a recurring basis thereafter.

At December 31, 2013, loans underlying loan servicing rights had a total principal balance of $0.41 billion, original terms between 36 months and 60 months and had monthly payments with fixed interest rates ranging from 6.00% to 26.06% and various maturity dates through December, 2018. At September 30, 2014, loans underlying loan servicing rights had a total principal balance of $1.37 billion, original terms between 12 and 60 months, had monthly payments with fixed interest rates ranging from 5.90% to 33.15% and had various maturity dates through September 2019 (unaudited).

We determined the fair values of loans, notes and certificates and servicing assets and liabilities using significant unobservable inputs and methods that are categorized in the fair value hierarchy on Level 3, as follows (in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Fair Value
December 31, 2012
Assets:
Loans at fair value	$—	$—	$781,215	$781,215

Total assets	$—	$—	$781,215	$781,215

Liabilities:
Notes and certificates	$—	$—	$785,316	$785,316

Total liabilities	$—	$—	$785,316	$785,316

December 31, 2013
Assets:
Loans at fair value	$—	$—	$1,829,042	$1,829,042
Servicing asset			534	534

Total assets	$—	$—	$1,829,576	$1,829,576

Liabilities:
Notes and certificates	$—	$—	$1,839,990	$1,839,990
Servicing liability			936	936

Total liabilities	$—	$—	$1,840,926	$1,840,926

September 30, 2014 (unaudited)
Assets:
Loans at fair value	$—	$—	$2,533,671	$2,533,671
Servicing asset			1,520	1,520

Total assets	$—	$—	$2,535,191	$2,535,191

Liabilities:
Notes and certificates	$—	$—	$2,551,640	$2,551,640
Servicing liability			3,712	3,712

Total liabilities	$—	$—	$2,555,352	$2,555,352

Instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. Our fair value approach for Level 3 instruments primarily uses unobservable inputs, but may also include observable, actively quoted components derived from external sources. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis at December 31, 2012, December 31, 2013 and September 30, 2014 (in thousands):

	Loans	Notes and Certificates
Fair value at December 31, 2012	$781,215	$785,316
Purchases of loans	2,064,628	—
Issuances of notes and certificates	—	1,618,269
Principal payments	(511,232)	(504,330)
Whole loan sales	(446,224)	—
Recoveries from sale and collection of charged-off loans	(1,716)	(1,669)

Carrying value before fair value adjustments	1,886,671	1,897,586
Fair valuation adjustments, included in earnings	(57,629)	(57,596)

Fair value at December 31, 2013	$1,829,042	$1,839,990

Purchases of loans (unaudited)	2,628,758	—
Issuances of notes and certificates (unaudited)	—	1,534,011
Whole loan sales (unaudited)	(1,094,482)	—
Principal payments (unaudited)	(739,506)	(732,343)
Recoveries from sale and collection of charged-off loans (unaudited)	(5,178)	(5,153)

Carrying value before fair value adjustments (unaudited)	2,618,634	2,636,505
Fair valuation adjustments, included in earnings (unaudited)	(84,963)	(84,865)

Fair value at September 30, 2014 (unaudited)	$2,533,671	$2,551,640

The fair values of loans and the related notes and certificates are determined using a discounted cash flow model utilizing estimates for credit losses, changes in the interest rate environment, and other factors. For notes and certificates, we also consider risk factors such as our continued profitability, ability to operate on a cash-flow positive basis and liquidity position. The majority of fair valuation adjustments included in earnings is attributable to changes in estimated instrument-specific future credit losses. All fair valuation adjustments were related to Level 3 instruments for the year ended December 31, 2013 and for the nine months ended September 30, 2014 (unaudited). A specific loan that is projected to have higher future default losses than previously estimated has lower expected future cash flows over its remaining life, which reduces its estimated fair value. Conversely, a specific loan that is projected to have lower future default losses than previously estimated has increased expected future cash flows over its remaining life, which increases its fair value. Because the payments to holders of notes and certificates directly reflect the payments received on loans, a reduction or increase of the expected future payments on loans will decrease or increase the estimated fair values of the related notes and certificates. Expected losses and actual loan charge-offs on loans are offset to the extent that the loans are financed by notes and certificates that absorb the related loan losses.

The fair value adjustments for loans were largely offset by the fair value adjustments of the notes and certificates due to the member payment dependent design of the notes and certificates and because the principal balances of the loans were very close to the combined principal balances of the notes and certificates. Accordingly, the net fair value adjustment losses for loans, notes and certificates were $0.001 million, $0.6 million, $0.03 million and $0.1 million for the year ended March 31, 2012, the nine months ended December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014 (unaudited), respectively.

At December 31, 2012, we had 576 loans that were 90 days or more past due (which includes non-accrual loans) or loans where the borrower has filed for bankruptcy or is deceased; these loans had a total outstanding principal balance of $6.4 million, aggregate adverse fair value adjustments totaling $5.7 million and an aggregate fair value of $0.7 million. At December 31, 2013, we had 989 loans that were 90 days or more past due (which includes non-accrual loans) or loans where the borrower has filed for bankruptcy or is deceased; these loans had a total outstanding principal balance of $10.2 million, aggregate adverse fair value adjustments totaling $9.1 million and an aggregate fair value of $1.1 million. At September 30, 2014, we had 1,304 loans that were 90 days or more past due (which includes non-accrual loans) or loans where the borrower has filed for bankruptcy or is deceased; these loans had a total outstanding principal balance of $15.2 million, aggregate adverse fair value adjustments of $13.8 million and an aggregate fair value of $1.4 million. (Unaudited.)

We place loans on non-accrual status upon becoming 120 days past due. At December 31, 2013, we had 111 loans that were over 120 days past due and classified as non-accrual loans, which had a total outstanding principal balance of $1.1 million, aggregate adverse fair value adjustments totaling $0.9 million and an aggregate fair value of $0.2 million. At September 30, 2014, we had 51 loans that were over 120 days past due and classified as non-accrual loans, which had a total outstanding principal balance of $0.5 million, aggregate adverse fair value adjustments of $0.4 million and an aggregate fair value of $0.1 million. (Unaudited.)

Significant Unobservable Inputs

The following table presents quantitative information about the significant unobservable inputs used for our Level 3 fair value measurements at December 31, 2013 and September 30, 2014:

		December 31, 2013
		Range of Inputs
	Unobservable Input	Minimum	Maximum	Weighted Average
Loans, notes & certificates and servicing asset/liability	Discount rate	5.9%	15.9%	10.2%
Loans, notes & certificates and servicing asset/liability	Net cumulative expected loss	2.1%	23.7%	10.1%
Servicing asset/liability	Market servicing rate (% per annum on loan balance)	0.4%	0.4%	0.4%

		September 30, 2014
		Range of Inputs
	Unobservable Input	Minimum	Maximum	Weighted Average
Loans, notes & certificates and servicing asset/liability	Discount rate	5.2%	23.6%	10.6%
Loans, notes & certificates and servicing asset/liability	Net cumulative expected loss	0.3%	21.8%	9.7%
Servicing asset/liability	Market servicing rate (% per annum on loan balance)	0.5%	0.7%	0.5%

The valuation technique used for our Level 3 assets and liabilities, as presented in the previous table, is described as follows:

Loans, Notes and Certificates

Discounted Cash Flow. Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of a financial instrument and then discounting those cash flows at a rate of return that results in the fair value amount.

Significant unobservable inputs presented in the previous table are those we consider significant to the estimated fair values of the Level 3 assets and liabilities. We consider unobservable inputs to be significant, if by their exclusion, the estimated fair value of the Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation. Following is a description of the significant unobservable inputs provided in the table.

Discount Rate. Discount rate is a rate of return used to discount future expected cash flows to arrive at a present value, the fair value, of the loans, notes and certificates. The discount rates for the projected net cash flows of loans are our estimates of the rates of return that investors in unsecured consumer credit obligations would require when investing in the various credit grades of loans. The discount rates for the projected net cash flows of the notes and certificates are our estimates of the rates of return that investors in unsecured consumer credit obligations would require when investing in notes issued pursuant to a shelf registration statement and certificates issued by the Trust with cash flows dependent on specific grades of loans. Discount rates for existing loans, notes and certificates are adjusted to reflect the time value of money. A risk premium component is implicitly included in the discount rates to reflect the amount of compensation market participants require due to the uncertainty inherent in the instruments’ cash flows resulting from risks such as credit and liquidity.

Net Cumulative Expected Loss. Net cumulative expected loss is an estimate of the net cumulative principal payments that will not be repaid over the entire life of a new loans, note or certificate, expressed as a percentage of the original principal amount of the loans, note or certificate. The estimated net cumulative loss is the sum of the net losses estimated to occur each month of the life of a new loans, note or certificate. Therefore, the total net losses estimated to occur over the remaining maturity of existing loans, notes and certificates are less than the estimated net cumulative losses of comparable new loans, notes and certificates. A given month’s estimated net losses are a function of two variables:

(i)	estimated default rate, which is an estimate of the probability of not collecting the remaining contractual principal amounts owed and,

(ii)	estimated net loss severity, which is the percentage of contractual principal cash flows lost in the event of a default, net of the average net recovery, expected to be received on a defaulted loans, note or certificate.

Loan Servicing Rights

Discounted Cash Flow. Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of a financial instrument and then discounting those cash flows at a rate of return that results in the fair value amount.

Significant unobservable inputs presented in the table above are those we consider significant to the estimated fair values of the Level 3 assets and liabilities. We consider unobservable inputs to be significant, if by their exclusion, the estimated fair value of the Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation.

The following is a description of the significant unobservable inputs provided in the table.

Market Servicing Rate. We estimate an adequate servicing compensation assumption as a measure of what a market participant would earn to service the loans that we sell to third parties. We estimated this market servicing rate based on observable market rates for other loan types in the industry, adjusted for the unique loan attributes that are present in such loans we sell (i.e., unsecured fixed rate fully amortizing loans, ACH loan payments, intermediate terms, prime credit grades and sizes) and a market servicing benchmarking analysis performed by an independent valuation firm.

Discount Rate. Discount rate is a rate of return used to discount future expected cash flows to arrive at a present value, the fair value, of the loan servicing rights. The discount rates for the projected net cash flows of loan servicing rights are our estimates of the rates of return that investors in servicing rights for unsecured consumer credit obligations would require for the various credit grades of the underlying loans. Discount rates for servicing rights on existing loans are adjusted to reflect the time value of money. A risk premium component is implicitly included in the discount rates to reflect the amount of compensation market participants require due to the uncertainty inherent in the instruments’ cash flows resulting from risks such as credit and liquidity.

Net Cumulative Expected Loss. Net cumulative expected loss is an estimate of the net cumulative principal payments that will not be repaid over the entire life of a loan expressed as a percentage of the original principal amount of the loan. The estimated net cumulative loss is the sum of the net losses estimated to occur each month of the life of a new loan. A given month’s estimated net losses are a function of two variables:

(i)	estimated default rate, which is an estimate of the probability of not collecting the remaining contractual principal amounts owed, and

(ii)	estimated net loss severity, which is the percentage of contractual principal cash flows lost in the event of a default, net of the average net recovery, expected to be received on a defaulted loan.

The following table presents additional information about Level 3 servicing assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2013 and for the nine months ended September 30, 2014 (unaudited) (in thousands):

	Servicing Assets	Servicing Liabilities
	(unaudited)
Fair value at December 31, 2012	$—	$—
Additions	587	1,273
Changes in fair value due to:
Realization of expected cash flows	(53)	(337)
Changes in market inputs or assumptions used in the valuation model	—	—

Fair value at December 31, 2013	$534	$936

Additions (unaudited)	1,885	3,464
Changes in fair value due to:
Realization of expected cash flows (unaudited)	(555)	(1,275)
Changes in market inputs or assumptions used in the valuation model (unaudited)	(344)	587

Fair value at September 30, 2014 (unaudited)	$1,520	$3,712

Our and the Trust’s obligation to pay principal and interest on any note or certificate is equal to the pro-rata portion of the payments, if any, received on the related loan subject to applicable fees. The gross effective interest rate associated with notes or certificates is the same as the interest rate earned on the underlying loan. At December 31, 2013 and September 30, 2014, the discounted cash flow methodology used to estimate the notes’ and certificates’ fair values uses the same projected net cash flows as their related loan. The discount rates for the projected net cash flows of the notes and certificates are our estimates of the rates of return, including risk premiums (if significant) that investors in unsecured consumer credit obligations would require when investing in notes issued pursuant to a shelf registration statement and certificates issued by the Trust with cash flows dependent on specific credit grades of loans.

Significant Recurring Level 3 Fair Value Asset and Liability Input Sensitivity

The discounted cash flow technique that we use to determine the fair value of our Level 3 loans, notes and certificates value requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value. Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. For example, increases in the discount rate and net cumulative expected loss rate each will reduce the estimated fair value of loans, notes and certificates. When multiple inputs are used within the valuation technique of a loan, note or certificate, a change in one input in a certain direction may be offset by an opposite change in another input.

The discounted cash flow valuation technique we use to determine the fair value of Level 3 loan servicing rights requires certain significant unobservable inputs including adequate servicing compensation, net cumulative loss rates, and discount rates. An increase in any of these unobservable inputs will reduce the fair value of the loan servicing rights and alternatively, a decrease in any one of these inputs would result in the loan servicing rights increasing in value.

5. Property, Equipment and Software, net

Property, equipment and software consist of the following (in thousands):

	December 31,		September 30, 2014
	2012	2013
			(unaudited)
Internally developed software	$358	$4,188	$12,364
Computer equipment	1,104	4,019	7,610
Leasehold improvements	33	2,700	4,488
Construction in progress	35	1,978	126
Purchased software	453	913	2,829
Furniture and fixtures	65	836	2,244
Other	21	26	—

Total property and equipment	2,069	14,660	29,661
Accumulated depreciation and amortization	(491)	(2,065)	(5,975)

Property, equipment and software, net	$1,578	$12,595	$23,686

Depreciation and amortization expense on property, equipment and software for the year ended March 31, 2012, the nine months ended December 31, 2012 and year ended December 31, 2013 was $0.2 million, $0.2 million and $1.7 million, respectively. Depreciation and amortization expense on property, equipment and software for the nine months ended September 30, 2014 and September 30, 2013 was $4.1 million and $0.9 million, respectively (unaudited).

6. Other Assets

Other assets consist of the following (in thousands):

	December 31,		September 30, 2014
	2012	2013
			(unaudited)
Receivable from investors	$—	$18,116	$740
Prepaid expenses	1,538	3,546	3,777
Prepaid compensation	—	—	2,988
Prepaid offering costs	—	—	2,940
Loan servicing assets at fair value	—	534	1,520
Tenant improvement receivable	—	504	—
Accounts receivable	79	439	2,538
Debt issuance costs, net	—	—	993
Deposits	696	193	354
Other	53	589	671

Total other assets	$2,366	$23,921	$16,521

7. Springstone Acquisition (unaudited)

On April 17, 2014, we acquired all of the outstanding limited liability company interests of Springstone Financial, LLC (Springstone). As a result of the closing of the acquisition, Springstone became our wholly owned subsidiary.

Springstone facilitates education and patient finance loans through a network of providers utilizing two issuing banks. Each of Springstone’s issuing banks originates, holds, and services the loans they issue. Springstone earns fee revenue from providers for facilitating loans to their customers. The acquisition of Springstone expands the services we offer. We have included the financial results of Springstone in the consolidated financial statements from the date of acquisition.

Under the terms of the purchase agreement, the sellers received at the closing an aggregate of $113 million in cash and $25 million worth of shares of our Series F convertible preferred stock. In connection with the acquisition, we also paid $2.4 million for transaction costs incurred by Springstone. For accounting purposes, the purchase price was $111.8 million, which was comprised of $109.0 million in cash and shares of Series F convertible preferred stock with an aggregate value of $2.8 million. To secure the retention of certain key employees, a total of $25.6 million comprised of $22.1 million of shares of Series F convertible preferred stock (Escrow Shares) and $3.5 million of cash were placed in a third-party escrow and are subject to certain vesting and forfeiture conditions applicable to these employees continuing employment over a three-year period from the closing. These amounts will be accounted for as a compensation arrangement and expensed over the three-year vesting period. Additionally, $19.0 million of the cash consideration and certain Escrow Shares were placed in a third-party escrow for 15 months from the closing date to secure, in part, the indemnification obligations of the sellers under the purchase agreement.

The cash portion of the consideration was funded by a combination of cash from us and proceeds from a debt financing and Series F convertible preferred stock financing (see Note 10—Term Loan and Note 12—Stockholders’ Equity).

We have completed the allocation of the purchase price to acquired assets and liabilities with the exception of finalizing the determination of certain contingent liabilities and the finalization of any deferred tax asset or liability as of the acquisition date. The preliminary purchase price allocation as of the acquisition date is as follows (in thousands):

Fair Value
Assets:
Cash	$2,256
Restricted cash	1,581
Property, equipment and software	366
Other assets	599
Identified intangible assets	40,200
Goodwill	72,592
Liabilities:
Accounts payable	239
Accrued expenses and other liabilities	5,536

Total purchase consideration	$111,819

The goodwill balance is primarily attributed to the expected operational synergies, the combined workforce and the future development initiative of the combined workforce. Goodwill is expected to be deductible for U.S. income tax purposes.

The amounts of net revenue and earnings (losses) of Springstone included in our consolidated statement of operations from the acquisition date of April 17, 2014 to September 30, 2014 were $10.4 million and $(4.4) million, respectively. We have recognized acquisition-related costs of $2.3 million for the nine months ended September 30, 2014 and have reported this in general and administrative expense. We did not recognize acquisition-related costs for the nine months ended September 30, 2013.

The following pro forma financial information summarizes the combined results of operations for us and Springstone, as though the companies were combined as of January 1, 2013. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisition occurred as of January 1, 2013, nor is it indicative of future operating results. The pro forma results presented include interest expense on the debt financing, amortization of acquired intangible assets, compensation expense related to the post-acquisition compensation arrangements entered into with the continuing employees and tax expenses (in thousands):

	Nine Months Ended September 30,
	2014	2013
	(unaudited)
Total net revenue	$148,317	$75,891
Net loss(1)	$(21,403)	$(15,623)
Basic net loss per share attributable to common stockholders	$(0.37)	$(0.31)
Diluted net loss per share attributable to common stockholders	$(0.37)	$(0.31)

(1)	Net loss for the nine months ended September 30, 2013 includes $8.6 million of one-time acquisition-related costs and compensation expenses.

8. Goodwill and Other Intangible Assets (Unaudited)

Goodwill

Goodwill consisted of the following (in thousands):

Balance at December 31, 2013.	$—
Acquisition of Springstone	72,592

Balance at September 30, 2014	$72,592

There was no impairment of goodwill during the nine months ended September 30, 2014. During the third quarter of 2014, we recorded an immaterial amount of adjustment to goodwill for the finalization of the net working capital balance and a revenue refund liability as of the acquisition date.

Intangible Assets

Intangible assets acquired are as follows as of September 30, 2014 (unaudited) (dollars in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Remaining Useful Life
Customer relationships	$39,500	$(2,382)	$37,118	13.5
Technology	400	(60)	340	2.5
Brand name	300	(68)	232	1.5

Total intangible assets subject to amortization	$40,200	$(2,510)	$37,690	13.3

The customer relationship intangible assets are being amortized on an accelerated basis over a 14 year period. The technology and brand name intangible assets are being amortized straight line over three and two years, respectively. Amortization expense associated with other intangible assets for the nine months ended September 30, 2014 was $2.5 million.

The expected future amortization expense for intangible assets as of September 30, 2014 is as follows (unaudited) (in thousands):

Remainder of 2014	$1,388
2015	5,287
2016	4,801
2017	4,287
2018	3,872
Thereafter	18,055

Total	$37,690

9. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):

	December 31,		September 30,
	2012	2013	2014
			(unaudited)
Accrued compensation	$2,414	$5,243	$8,902
Accrued service fees	952	2,057	7,128
Loan servicing liability at fair value	—	936	3,712
Contingent liabilities	—	—	1,875
Deferred rent	—	653	1,045
Deferred tax liability	—	—	1,004
Transaction fee refund reserve	—	—	682
Deferred revenue	—	—	472
Early stock option exercise liability	—	—	450
Other accrued expenses	—	239	734

Total accrued expenses and other liabilities	$3,366	$9,128	$26,004

10. Term Loan (Unaudited)

In connection with the acquisition of Springstone, we entered into a Credit and Guaranty Agreement with several lenders on April 16, 2014, under which the lenders made a $50.0 million term loan to us. In connection with our entry into the credit agreement, we entered into a Pledge and Security Agreement with Morgan Stanley Senior Funding, Inc. as Collateral Agent.

The term loan matures on April 16, 2017 and requires principal payments of $312,500 per quarter plus interest, with the remaining then-unpaid principal amount payable at maturity. The term loan can be prepaid at any time without premium or penalty, subject to a minimum prepayment of $1.0 million. The term loan is required to be prepaid in certain circumstances, including upon sales of assets other than loans and upon the issuance of debt or redeemable capital stock.

Borrowings under the credit agreement bear interest, which at our option may be either (i) a floating base rate tied to an underlying index plus an additional 1.25% per annum or (ii) a Eurocurrency rate (for an interest period of one, two, three or six months) plus an additional 2.25% per annum. If a Eurocurrency rate loan is selected, customary breakage costs are payable in the case of any prepayment on a date other than the last day of an interest period. The weighted-average interest rate on the term loan was 2.65% for the nine months ended September 30, 2014.

The term loan is also guaranteed by Springstone and LCA and is secured by a first priority lien and security interest in substantially all of our and our subsidiaries’ assets, not otherwise pledged or restricted, subject to certain exceptions.

The credit agreement and pledge and security agreement contain certain affirmative and negative covenants applicable to us and our subsidiaries. These include restrictions on our ability to make certain restricted payments, including restrictions on our ability to pay dividends, incur additional indebtedness, place liens on assets, merge or consolidate, make investments and enter into certain transactions with our affiliates. The credit agreement also requires us to maintain a maximum total leverage ratio (as defined in the credit agreement) of less than 5.50:1 initially, and decreasing to 3.50:1 after September 30, 2015 (on a consolidated basis). The total leverage ratio as of September 30, 2014 was 2.25:1.

As of September 30, 2014, the carrying value of the term loan was $49.2 million. At September 30, 2014, the current portion of the term loan was $1.2 million and the noncurrent portion outstanding was $48.0 million. We did not have a term loan outstanding balance at December 31, 2013.

In connection with the term loan, we capitalized $1.2 million of debt issuance costs. As of September 30, 2014, the net balance of debt issuance costs was $1.0 million. Interest expense on the term loan, including amortization of debt issuance cost, was $0.2 million during the nine months ended September 30, 2014. We did not have interest on the term loan for the nine months ended September 30, 2013.

Future principal payments on the term loan are payable as follows (unaudited, in thousands):

Remainder of 2014	$312
2015	1,250
2016	1,250
2017	46,563

Total principal payments	$49,375

Unamortized discounts, net	(156)

Total	$49,219

11. Related-Party Transactions

Several of our executive officers and directors (including immediate family members) have opened investor accounts with us, made deposits and withdrawals to their accounts and purchased notes and certificates. All note and certificate purchases made by related parties were transacted on terms and conditions that were not more favorable than those obtained by other investors.

The following table summarizes deposits and withdrawals made by related parties whose transactions totaled $120,000 or more for the year ended March 31, 2012, the nine months ended December 31, 2012, the year ended December 31, 2013 and for the nine months ended September 30, 2014.

	Role	Year Ended March 31, 2012
Related Party		Deposits	Withdrawals
Daniel Ciporin	Director	$209,500	$158,113
John J. Mack	Director	1,700,000	199,265

Total		$1,909,500	$357,378

	Role	Nine Months Ended December 31, 2012
Related Party		Deposits	Withdrawals
Daniel Ciporin	Director	$500,000	$129,698
Jeffrey Crowe	Director	150,000	—
John J. Mack	Director	529,540	451,617

Total		$1,179,540	$581,315

	Role	Year Ended December 31, 2013
Related Party		Deposits	Withdrawals
Daniel Ciporin	Director	$600,000	$128,288
Jeffrey Crowe	Director	800,000	444,227
John J. Mack	Director	405,118	617,779
Larry Summers	Director	530,898	—

Total		$2,336,016	$1,190,294

	Role	Nine Months Ended September 30, 2014
Related Party		Deposits	Withdrawals
		(unaudited)
Daniel Ciporin	Director	$500,000	$62,855
John J. Mack	Director	950,000	69,317
Larry Summers	Director	200,000	—

Total		$1,650,000	$132,172

12. Stockholders’ Equity

Convertible Preferred Stock (in thousands, except share and per share amounts) (September 30, 2014 amounts unaudited)

We have shares of preferred stock authorized and outstanding as follows:

	December 31,		September 30, 2014
	2012	2013
			(unaudited)
Preferred stock, $0.01 par value; 246,470,064 total shares authorized at December 31, 2012, December 31, 2013 and 250,614,174 total shares authorized at September 30, 2014:
Series A convertible preferred stock, 68,025,100 shares designated at December 31, 2012, December 31, 2013 and 67,651,596 shares designated at September 30, 2014; 65,270,988, 66,100,340 and 66,422,077 shares issued and outstanding at December 31, 2012, December 31, 2013 and September 30, 2014; aggregate liquidation preference of $17,371, $17,599 and $17,685 at December 31, 2012, December 31, 2013 and September 30, 2014	$17,181	$17,402	$17,487
Series B convertible preferred stock, 65,642,104 shares designated at December 31, 2012, December 31, 2013 and 65,577,300 shares designated at September 30, 2014; 65,577,300 shares issued and outstanding at December 31, 2012, December 31, 2013 and September 30, 2014; aggregate liquidation preference of $12,268 at December 31, 2012, December 31, 2013 and September 30, 2014	12,164	12,164	12,164
Series C convertible preferred stock, 62,486,436 shares designated at December 31, 2012, December 31, 2013 and September 30, 2104; 62,486,436 shares issued and outstanding at December 31, 2012, December 31, 2013 and September 30, 2014; aggregate liquidation preference of $24,490 at December 31, 2012, December 31, 2013 and September 30, 2014	24,388	24,388	24,388
Series D convertible preferred stock, 36,030,712 shares designated at December 31, 2012, December 31, 2013 and September 30, 2014; 36,030,712 shares issued and outstanding at December 31, 2012, December 31, 2013 and September 30, 2014; aggregate liquidation preference of $32,044 at December 31, 2012, December 31, 2013 and September 30, 2014	31,943	31,943	31,943
Series E convertible preferred stock, 14,285,712 shares designated at December 31, 2012, December 31, 2013 and 10,000,000 shares designated at September 30, 2014; 10,000,000 shares issued and outstanding at December 31, 2012, December 31, 2013 and September 30, 2014; aggregate liquidation preference of $17,500 at December 31, 2012, December 31, 2013 and September 30, 2014	17,347	17,347	17,347
Series F convertible preferred stock, 0, 0 and 8,868,130 shares designated at December 31, 2012, December 31, 2013 and September 30, 2014; 0, 0 and 8,834,486 shares issued and outstanding at December 31, 2012, December 31, 2013 and September 30, 2014; aggregate liquidation preference of $0, $0 and $89,858 at December 31, 2012, December 31, 2013 and September 30, 2014	—	—	89,661

Subtotal	$103,023	$103,244	$192,990

Unamortized compensation associated with Series F convertible preferred stock	—	—	(15,690)

Total preferred stock	$103,023	$103,244	$177,300

At December 31, 2013 and September 30, 2014, we had 1,635,760 and 1,189,392 shares of Series A convertible preferred stock subject to outstanding warrants and reserved for future issuance, respectively. Warrants to purchase Series A convertible preferred stock are fully exercisable with an exercise price of $0.2663 per share. The warrants expire in 2015 and 2018.

In June 2012, we issued 10.0 million shares of Series E convertible at $1.75 per share for aggregate gross cash consideration of $17.5 million. The shares are convertible into shares of our common stock, par value $0.01 per share, initially on a one-for-one basis, as adjusted from time to time pursuant to the anti-dilution provisions of the our certificate of incorporation. The two investors in the Series E convertible preferred stock were KPCB Holdings, Inc., as nominee (KPCB), and John J. Mack, a member of the our board of directors. In conjunction with the Series E financing, our board of directors appointed Mary Meeker, General Partner of KPCB, as a director. In connection with our private placement of Series E convertible preferred stock, we incurred transaction expenses of $0.2 million that were recorded as a reduction to gross proceeds.

In connection with the sale of Series E convertible preferred stock in June 2012, we filed an Amended and Restated Certificate of Incorporation with the State of Delaware, which reduced the total number of shares that we were authorized to issue from 632,184,352 shares to 606,470,064 shares, 360,000,000 shares of which were designated as common stock, and 246,470,064 shares of which were designated as preferred stock. Of the total shares of preferred stock, 68,025,100 shares were designated as Series A Preferred Stock, 65,642,104 shares were designated as Series B Preferred Stock, 62,486,436 shares were designated as Series C Preferred Stock, 36,030,712 shares were designated as Series D Preferred Stock and 14,285,712 shares were designated as Series E Preferred Stock. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of our preferred stock and common stock (voting together as a single class on an as-converted to common stock basis).

In connection with the Springstone acquisition, we sold an aggregate of 6,390,556 shares of our Series F convertible preferred stock, par value $0.01 per share (Financing Shares) for aggregate gross proceeds of approximately $65.0 million, pursuant to a Series F Preferred Stock Purchase Agreement. We sold the Financing Shares pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended; all investors in the financing were “accredited investors” (as defined under Rule 501 of Regulation D) and we made no general solicitation for the sale of the Financing Shares. The Financing Shares are convertible into shares of common stock, par value $0.01 per share, on a one-for-one basis, as adjusted from time to time pursuant to the anti-dilution provisions of our Restated Certificate of Incorporation. (Unaudited.)

In connection with the sale of Series F convertible preferred stock in April 2014, we filed a Restated Certificate of Incorporation with the State of Delaware, which increased the total number of shares that we were authorized to issue from 606,470,064 shares to 622,614,174, 372,000,000 shares of which were designated as common stock and 250,614,174 shares of which were designated as preferred stock. Of the total shares of preferred stock, 67,651,596 shares were designated as Series A Preferred Stock, 65,577,300 shares were designated as Series B Preferred Stock, 62,486,436 shares were designated as Series C Preferred Stock, 36,030,712 shares were designated as Series D Preferred Stock, 10,000,000 shares were designated as Series E Preferred Stock and 8,868,130 were designated as Series F Preferred Stock. (Unaudited.)

As part of the Springstone acquisition, the sellers received shares of our Series F convertible preferred stock having an aggregate value of $25 million (Share Consideration). $22.1 million of the Share Consideration is subject to certain vesting and forfeiture conditions over a three-year period for key continuing employees. This is accounted for as a compensation arrangement and expensed over the three-year vesting period. For the nine months ended September 30, 2014, we recognized $6.4 million of compensation expense, which is reported in general and administrative expenses related to this arrangement. (Unaudited.)

The outstanding shares of convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of our assets, a consolidation or merger with another company, or a transfer of voting control in excess of 50% our voting power are all events that are deemed to be a liquidation and would trigger the payment of liquidation preferences under the preferred stock agreements. All such events require approval of our board of directors. However, in such events all holders of equal or more subordinate equity instruments would also be entitled to also receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480-10-S99, the non-redeemable convertible preferred stock has been classified within stockholders’ equity on the consolidated balance sheet. See further discussion of the revision to the classification of our preferred stock from temporary equity to permanent stockholders’ equity in Note 2—Summary of Significant Accounting Policies—Reclassifications. The significant terms of outstanding Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock are as follows:

Conversion—Each share of convertible preferred stock is convertible, at the option of the holder, initially, into one share of common stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon the earlier of: (i) the closing of an underwritten public offering of our common stock with aggregate gross proceeds that are at least $30.0 million; or (ii) the consent of the holders of a 55% majority of outstanding shares of convertible preferred stock, voting together as a single class, on an as-converted to common stock basis. Our preferred stock agreements contain certain anti-dilution provisions, whereby if we issue additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. We determined that while our convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference—Upon any liquidation, winding up or dissolution of us, whether voluntary or involuntary (Liquidation Event), before any distribution or payment shall be made to the holders of any common stock, the holders of convertible preferred stock shall, on a pari passu basis, be entitled to receive by reason of their ownership of such stock, an amount per share of Series A convertible preferred stock equal to $0.2663 (as adjusted for stock splits, recapitalizations and the like) plus all declared and unpaid dividends (Series A Preferred Liquidation Preference), an amount per share of Series B convertible preferred stock equal to $0.1871 (as adjusted for stock splits, recapitalizations and the like) plus all declared and unpaid dividends (Series B Preferred Liquidation Preference), an amount per share of Series C convertible preferred stock equal to $0.3919 (as adjusted for stock splits, recapitalizations and the like), an amount per share of Series D convertible preferred stock equal to $0.8894, an amount per share of Series E convertible preferred stock equal to $1.75 and an amount per share of Series F convertible preferred stock equal to $10.17 (unaudited) (as adjusted for stock splits, recapitalizations and the like). However, if upon any such Liquidation Event, our assets shall be insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire assets of ours legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amounts such series was to receive. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of common and preferred stockholders, pro-rata, on an as-if-converted to common stock basis.

Dividends—If and when declared by the Board, the holders of Series A, Series B, Series C, Series D and Series E convertible preferred stock, on a pari passu basis, will be entitled to receive non-cumulative dividends at a rate of 6% per annum in preference to any dividends on common stock (subject to adjustment for certain events). The holders of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock are also entitled to receive with common stockholders, on an as-if-converted basis, any additional dividends issued by us. As of December 31, 2013 and September 30, 2014, we have not declared any dividends.

Voting rights—Generally, preferred stockholders had one vote for each share of common stock that would have been issuable upon conversion of preferred stock. Voting as a separate class, and on an as-converted to common stock basis, the Series A convertible preferred stockholders were entitled to elect two members of our board of directors and the holders of Series B convertible preferred stockholders were entitled to elect one member of our board of directors. The Series C and Series D convertible preferred stockholders were not entitled to elect any members of our board of directors. The Series E convertible preferred stockholders were entitled to nominate members to our board of directors, and any nominee was subject to the vote of all convertible preferred stockholders. The holders of common stock, voting as a separate class, were entitled to elect one member of our board directors. The remaining directors were elected by the convertible preferred stockholders and common stockholders voting together as a single class on an as-converted to common stock basis.

In connection with the filing our Restated Certificate of Incorporation in April 2014, the Series A convertible preferred stockholders, voting together as a separate class on an as-converted to common stock basis, are entitled to elect two members of our board of directors and the holders of Series B convertible preferred stockholders, voting together as a separate class on an as-converted to common stock basis, are entitled to elect one member of our board of directors. The Series C, Series D, Series E and Series F convertible preferred stockholders are not entitled to elect any members of our board of directors. The holders of preferred stock, voting together as a separate class on an as-converted to common stock basis, are entitled to elect one member of our board of directors. The holders of common stock, voting together as a separate class, are entitled to elect one member of our board of directors. The remaining directors are elected by the convertible preferred stockholders and common stockholders voting together as a single class on an as-converted to common stock basis. (Unaudited.)

Common Stock

We have shares of common stock authorized and reserved for future issuance as follows as of:

	December 31, 2013	September 30, 2014
		(unaudited)
Options to purchase common stock	43,314,728	54,587,814
Options available for future issuance	7,756,492	3,359,320
Common stock warrants	780,940	625,988

Total common stock authorized and reserved for future issuance	51,852,160	58,573,122

During the year ended December 31, 2013, we issued 8,931,876 shares of common stock in exchange for proceeds of $1.7 million upon the exercise of employee stock options. During the nine months ended September 30, 2014, we issued 5,638,830 shares of common stock in exchange for proceeds of $3.0 million upon the exercise of employee stock options (unaudited). During the year ended December 31, 2013, we issued 957,876 shares of common stock for proceeds of $0.2 million upon the exercise of warrants to purchase common stock. During the nine months ended September 30, 2014, we issued 295,720 common shares for proceeds of $0.1 million upon the exercise of common stock warrants (unaudited). Common stock warrants are fully exercisable with exercise prices of $0.01 to $0.3919 per share and expire in 2021.

13. Stock-Based Compensation and Other Employee Benefit Plans

Stock Incentive Plan

Under our 2007 Stock Incentive Plan (Option Plan), we may grant options to purchase shares of common stock to employees, executives, directors and consultants at exercise prices not less than the fair market value on the date of grant for incentive stock options and not less than 85% of the fair market value on the date of grant for non-statutory options. As of September 30, 2014 (unaudited), we had reserved 83,954,536 shares of our common stock for issuance under our 2007 Plan, of which 3,359,320 were issued and remained available for future grant. The options granted through September 30, 2014 are stock options that generally expire ten years from the date of grant and generally vest 25% 12 months from the date of grant, and quarterly thereafter, provided the grantee remains continuously employed by us through each vesting date (service-based options); however, our board of directors retains the authority to grant options with different terms. As discussed further below, certain stock options with ten year terms vest immediately upon achievement of specified performance goals provided the grantee remains continuously employed by us through each performance measurement date (performance-based options). As of December 31, 2013 and September 30, 2014 (unaudited), there were no performance-based options outstanding.

For the year ended March 31, 2012, we granted stock options to purchase a total of 14,333,676 shares of common stock with a weighted-average exercise price of $0.18 per share, a weighted-average grant date fair value of $0.11 per share and a total estimated fair value of approximately $1.5 million. Of the total stock option granted, 12,006,348 were service-based stock options and 2,327,328 were performance-based stock options.

For the nine months ended December 31, 2012, we granted stock options to purchase a total of 15,244,944 shares of common stock with a weighted-average exercise price of $0.60 per share, a weighted-average grant date fair value of $0.35 per share and a total estimated fair value of approximately $10.6 million. All of these stock options were service-based stock options.

For the year ended December 31, 2013, we granted stock options to purchase a total of 12,707,000 shares of common stock with a weighted-average exercise price of $2.44 per share, a weighted-average grant date fair value of $2.71 per share and a total estimated fair value of approximately $34.4 million. All of these stock options were service-based stock options.

For the nine months ended September 30, 2014, we granted service-based stock options to purchase 18,511,572 shares of common stock with a weighted-average exercise price of $5.91 per share, a weighted-average grant date fair value of $4.37 per share and a total estimated fair value of approximately $81.0 million (unaudited).

The fair value of the shares of common stock underlying stock options has historically been established by the board of directors primarily based upon a valuation provided by an independent third-party valuation firm. Because there is no public market for our common stock, our board of directors has relied upon this independent valuation and other factors, including, but not limited to, the current status of the technical and commercial success of our operations, our financial condition, the stage of our product design and development, and competition to establish the fair value of our common stock at the time of grant of the option.

We used the Black-Scholes option pricing model to estimate the fair value of stock options granted with the following assumptions:

	Year Ended March 31, 2012	Nine Months Ended December 31, 2012	Year Ended December 31, 2013	Nine Months Ended September 30,
				2013	2014
				(unaudited)
Assumed forfeiture rate (annual %)	8.0%	5.0%	5.0%	5.0%	5.0%
Expected dividend yield	—	—	—	—	—
Weighted-average assumed stock price volatility	63.5%	63.5%	59.1%	63.5%	54.0%
Weighted-average risk-free rate	1.15%	1.01%	1.46%	1.10%	1.90%
Weighted-average expected life (years)	6.26	6.28	6.30	6.25	6.38

The assumed forfeiture rate is the annual percentage of unvested stock options that are assumed to be forfeited or cancelled due to grantees discontinuing employment with us. Because service-based stock options normally vest over a four year period, the forfeiture assumption is used to estimate the number of stock options that are expected to vest in future periods, which affects the estimate of the forfeiture-adjusted aggregate stock-based compensation expense related to the stock options. The forfeiture assumption was developed considering our actual annual forfeiture rates for unvested stock options over the past four years and analyzing the distribution of unvested stock options held by executive officers, senior managers and other employees as of

December 31, 2013 and September 30, 2014 (unaudited). Holding other assumptions constant, a higher forfeiture rate reduces the number of options expected to vest in future periods, which lowers the estimated forfeiture-adjusted aggregate stock-based compensation expense related to any affected stock options.

We have paid no cash dividends and do not anticipate paying any cash dividends in the foreseeable future and, therefore, used an expected dividend yield of 0.0% in our option-pricing model.

The stock price volatility assumption is derived using a set of peer group public companies. For the year ended March 31, 2012 and the nine months ended December 31, 2012, the peer group companies were small- or micro-capitalization companies that conduct business in the consumer finance or investment management sectors. For the year ended December 31, 2013, we updated the set of peer group public companies used to derive the stock price volatility assumption. The new peer group included small-, mid- and large-capitalization companies that conduct business in the consumer finance, investment management and technology sectors. The weighted-average historical stock price volatility of the set of peer companies used in the fiscal year ended December 31, 2013 was substantially the same as the weighted-average historical stock price volatility, measured over the same time periods, as the peer companies used in the nine months ended December 31, 2012 and the year ended December 31, 2012. The change in this option valuation assumption did not have a material impact on the valuation of the stock options granted during the year ended December 31, 2013.

The expected life represents the period of time that stock options are estimated to be outstanding, giving consideration to the contractual terms of the awards, vesting schedules and expectations of future exercise patterns and post-vesting employee termination behavior. Given our limited operating history, the simplified method was applied to calculate the expected term. The risk-free interest rate is based on the U.S. treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

Options activity under the Option Plan is summarized as follows:

	Stock Options Issued and Outstanding	Weighted- Average Exercise Price
Balances, December 31, 2012	41,020,888	$0.30
Shares subject to options:
Granted	12,707,000	$2.44
Exercised	(8,931,876)	$0.19
Forfeited or expired	(1,481,284)	$0.48

Balances, December 31, 2013	43,314,728	$0.94

Shares subject to options:
Granted (unaudited)	18,511,572	$5.91
Exercised (unaudited)	(5,638,830)	$0.53
Forfeited or expired (unaudited)	(1,599,656)	$2.41

Outstanding at September 30, 2014 (unaudited)	54,587,814	$2.63

Options to purchase 8,931,876 shares with a total intrinsic value (fair value less exercise price) of $26.2 million were exercised during the year ended December 31, 2013. Options to purchase 5,638,830 shares (unaudited) of common stock with a total instrinsic value of $40.4 million (unaudited) were exercised during the nine months ended September 30, 2014. We capitalized $1.2 million (unaudited) of stock-based compensation expense associated with the cost of developing software for internal use during the nine months ended September 30, 2014. The total fair value of stock options vested during the nine months ended September 30, 2014 was $14.7 million (unaudited).

A summary of outstanding options, vested options and options vested and expected to vest at December 31, 2013, is as follows:

	Shares Subject to Stock Options Issued and Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
Shares subject to:
Options outstanding	43,314,728	8.07	$0.94
Vested options	15,502,936	6.93	$0.24
Options vested and expected to vest	41,451,548	8.03	$0.91

A summary of outstanding options, vested options and options vested and expected to vest at September 30, 2014, is as follows:

	Shares Subject to Stock Options Issued and Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
		(unaudited)
Shares subject to:
Options outstanding	54,587,814	8.16	$2.63
Vested options	20,138,530	6.84	$0.58
Options vested and expected to vest	51,863,779	8.11	$2.53

Stock-Based Compensation Expense

Total stock-based compensation expense recorded for stock options, warrants and Escrow Shares related to the Acquisition is summarized as follows:

	Year Ended March 31, 2012	Nine Months Ended December 31, 2012	Year Ended December 31, 2013	Nine Months Ended September 30,
				2013	2014
	(in thousands) (unaudited)
Stock-Based Compensation Expense:
Sales and marketing	$152	$216	$1,313	$767	$5,029
Origination and servicing	31	60	424	170	1,427
General and administrative:
Engineering and product development	95	406	2,171	1,019	3,487
Other	382	428	2,375	1,390	15,946

Total stock-based compensation expense	$660	$1,110	$6,283	$3,346	$25,889

In the nine months ended September 30, 2014, stock-based compensation included $3.0 million of expense for the accelerated vesting of stock options for a terminated employee that was accounted for as a stock option modification (unaudited).

As of December 31, 2013 and September 30, 2014, total unrecognized compensation cost was $35.1 million and $97.8 million (unaudited), and these costs are expected to be recognized over the next 3.4 years and 3.6 years, respectively.

No net income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options.

401(k) Plan

We maintain a 401(k) defined contribution plan that covers substantially all of our employees. Participants may elect to contribute their annual compensation up to the maximum limit allowed by federal tax law. In the second quarter of 2014, we approved an employer 401(k) match of up to 3% of an employee’s eligible compensation with a maximum annual match of $5,000 per employee. Total 401(k) match expense for the nine months ended September 30, 2014 was $0.6 million (unaudited). For the fiscal year 2014 401(k) match, the match will be retroactively applied to employees’ eligible contributions from January 1, 2014.

14. Income Taxes

For the year ended March 31, 2012 and the nine months ended December 31, 2012, we recorded no benefit for income taxes on the taxable losses due to the full valuation allowance. For the year ended December 31, 2013, we recorded income taxes related to pre-tax income due to the availability of deferred tax assets subject to a full valuation allowance to offset current year income.

Our effective tax rate differs from the statutory federal rate for the year ended March 31, 2012, the nine months ended December 31, 2012, and year ended December 31, 2013, as follows (in thousands):

	Year Ended March 31, 2012		Nine Months Ended December 31, 2012		Year Ended December 31, 2013
Pretax Income (Loss)	$(11,944)		$(4,238)		$7,308
Tax at federal statutory rate	$(4,061)	34.00%	$(1,441)	34.00%	$2,485	34.00%
State tax, net of federal tax benefit	(855)	7.16%	(151)	3.56%	563	7.70%
Share-based compensation expense	181	(1.52)%	(314)	7.41%	(593)	(8.11)%
Tax credits	(140)	1.17%	—	0.00%	(459)	(6.28)%
Change in valuation allowance	5,409	(45.28)%	1,934	(45.63)%	(2,534)	(34.67)%
Change in unrecognized tax benefit	—	0.00%	150	(3.54)%	518	7.09%
Other	(534)	4.47%	(178)	4.20%	20	0.27%

	$—	0.00%	$—	0.00%	$—	0.00%

The significant components of our deferred tax assets and liabilities at December 31, 2012 and 2013 are as follows (in thousands):

	December 31,
	2012	2013
Deferred tax assets
Net operating loss carryforwards	$21,856	$18,818
Reserves and accruals	1,365	2,804
Organizational and start-up costs	529	516
Credits & California incentives	254	216

Gross deferred tax asset	24,004	22,354
Valuation allowance	(23,939)	(22,338)

Net deferred tax assets	$65	$16

Deferred tax liability
Depreciation and amortization	$(65)	$(16)

Net deferred tax liability	$(65)	$(16)

Our management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2013, a full valuation allowance of $22.3 million has been recorded to recognize only deferred tax assets that are more likely than not to be realized.

At December 31, 2013, we had federal and state net operating loss (NOL) carry-forwards of approximately $43.9 million and $40.7 million, respectively, to offset future taxable income. Our federal and state net operating loss carry-forwards will begin expiring in 2027 and 2016, respectively. Additionally, at December 31, 2013, we had federal and state research and development (R&D) tax credit carry-forwards of approximately $0.6 million and $0.5 million, respectively. The federal credit carry-forwards will begin expiring in 2016 and the state credits may be carried forward indefinitely.

In general, a corporation’s ability to utilize its NOL and R&D carry-forwards may be substantially limited due to ownership changes that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (Code), as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carry-forwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change,” as defined by Section 382 of the Code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the capital (as defined) of a company by certain stockholders or public groups.

The following is a reconciliation of our unrecognized tax benefits (in thousands):

	Nine Months Ended December 31, 2012	Year Ended December 31, 2013
Balance as of the beginning of the calendar/fiscal year	$240	$367
Additions for tax positions related to the prior year	—	523
Additions for tax positions related to the current year	127	190

Balance as of the end of the calendar/fiscal year	$367	$1,080

If the cumulative unrecognized tax benefit is recognized, there will be no effect on our effective tax rate due to the full valuation allowance.

Due to the nature of the unrecognized tax benefits and the existence of tax attributes, we have not accrued any interest or penalties associated with unrecognized tax benefits in the consolidated statement of operations nor have we recognized a liability in the consolidated balance sheet.

We do not believe the total amount of unrecognized benefit as of December 31, 2013 will increase or decrease significantly in the next 12 months.

We file income tax returns in the United States and various state jurisdictions. As of December 31, 2013, our federal tax returns for 2009 and earlier and our state tax returns for 2008 and earlier were no longer subject to examination by the taxing authorities. However, our tax attribute carry-forwards from closed tax years may be subject to examination to the extent utilized in an open tax year.

For the nine months ended September 30, 2014, we recorded $1.1 million for income tax expense. The $1.1 million of income tax expense relates to the amortization of tax deductible goodwill from the acquisition of Springstone, which gives rise to an indefinite-lived deferred tax liability. There was no income tax benefit recorded on the pre-tax loss due to an increase in deferred tax asset valuation allowance. We recorded no income taxes for the nine months ended September 30, 2013. (Unaudited.)

15. Fair Value of Financial Instruments Not Measured at Fair Value on a Recurring Basis in the Balance Sheet

Following are descriptions of the valuation methodologies used for estimating the fair values of financial instruments not recorded at fair value on a recurring basis in the balance sheet; these financial instruments are carried at historical cost or amortized cost in the balance sheets.

Short-term financial assets: Short-term financial assets include cash and cash equivalents, restricted cash, and accrued interest. These assets are carried at historical cost. The carrying amount approximates fair value due to the short term nature of the financial instruments.

Short-term financial liabilities: Short-term financial liabilities include accounts payable, accrued interest payable, and payables to investors. These liabilities are carried at historical cost. The carrying amount approximates fair value due to the short term nature of the financial instruments.

Term loan: Based on the frequent interest reset feature of the term loan, we consider the carrying value of the term loan to be approximately its fair value as of September 30, 2014. (Unaudited.)

16. Commitments and Contingencies

Commitments

Operating Leases

Corporate Headquarters. We have several lease agreements for space at 71 Stevenson Street in San Francisco, California, where our corporate headquarters is located. These leases commenced in April 2011, September 2012, June 2013, December 2013 and August 2014. These leases expire June 30, 2022 with a renewal option that would extend the lease for five years.

Other Real Estate. In December 2012, we renewed the lease for a New York City office for a one year term that expired on January 31, 2014. We also have an operating lease agreement for space in Westborough, Massachusetts where Springstone is headquartered. On September 15, 2014, we amended our lease agreement to lease additional office space. This lease expires in January 31, 2020 with a renewal option that would extend the lease for five years.

Total facilities rental expense for the nine months ended September 30, 2014 was $2.5 million. Total facilities rental expense for the nine months ended September 30, 2013 was $1.3 million. We did not have any sublease rental expense for the nine months ended September 30, 2014. Sublease rental expense for the nine months ended September 30, 2013 was $0.4 million. Minimum rental expense for the nine months ended September 30, 2014 and September 30, 2013 were $2.2 million and $1.1 million, respectively. (Unaudited.)

Total facilities rental expense for the year ended March 31, 2012, the nine months ended December 31, 2012, and the year ended December 31, 2013 was $0.5 million, $0.6 million, and $1.9 million, respectively. Sublease rental expense for the year ended March 31, 2012, the nine months ended December 31, 2012, and the year ended December 31, 2013 was $0.4 million, $0.5 million, and $0.6 million, respectively. Minimum rental expense for the year ended March 31, 2012, the nine months ended December 31, 2012, and the year ended December 31, 2013 was $0.1 million, $0.1 million, and $1.3 million, respectively. As part of these lease agreements, we currently have pledged $0.2 million of cash and arranged for $0.2 million letter of credit as security deposits.

At December 31, 2013, the future minimum lease payments payable under the contracts for leased premises is as follows (in thousands):

Year-Ended December 31,	Future Minimum Lease Payments
2014	$2,748
2015	3,293
2016	3,379
2017	3,598
2018	3,808
Thereafter	1,925

Total	$18,751

Contingencies

Loan Funding Commitments

For loans listed on the platform as a result of direct marketing efforts, we have committed to invest in such loans if investors do not provide funding for all or a portion of such loans. At September 30, 2014, there were 722 such loans on the platform with an unfunded balance of $9.0 million. All of these loans were fully funded by investors by October 8, 2014 (unaudited).

In connection with transitional activities related to the acquisition of Springstone, in June 2014, we entered into a contingent loan purchase agreement with an issuing bank that originates loans facilitated by Springstone and a third-party investor that has agreed to purchase certain of those loans from such bank. The contingent loan purchase commitment provides that we will purchase such loans from the bank if the third-party investor defaults on its loan purchase obligations to the bank through December 31, 2014. The contingent loan purchase commitment limits the aggregate amount of such loan originations from inception of the contingent loan purchase commitment through December 31, 2014 to a maximum of $5.0 million. As of September 30, 2014, the amount remaining under the overall limit on the cumulative amount of such loan originations through December 31, 2014 was $2.2 million. We were not required to purchase any such loans pursuant to the contingent loan purchase commitment during the quarter ended September 30, 2014. We do not expect we will be required to purchase any such loans under the contingent loan purchase commitment through its expiration on December 31, 2014. (Unaudited.)

Credit Support Agreement

We are subject to a credit support agreement with a certificate investor. The credit support agreement requires us to pledge and restrict cash in support of its contingent obligation to reimburse the investor for credit losses on loans underlying the investor’s certificate that are in excess of a specified aggregate loss threshold. We are contingently obligated to pledge cash, not to exceed $5.0 million, to support this contingent obligation and which cash balance is premised upon the investor’s certificate purchase volume. As of December 31, 2012 and December 31, 2013, approximately $2.3 million and $3.4 million, respectively, was pledged and restricted to support this contingent obligation. As of September 30, 2014, approximately $3.4 million was pledged and restricted to support this contingent obligation (unaudited).

As of December 31, 2012 and December 31, 2013 and as of September 30, 2014 (unaudited), the credit losses pertaining to the investor’s certificate have not exceeded the specified threshold, nor are future credit losses expected to exceed the specified threshold, and thus no expense or liability has been recorded. We currently do not anticipate recording losses resulting from our contingent obligation under this credit support agreement. If losses related to the credit support agreement are later determined to be likely to occur and are estimable, our results of operations could be affected in the period in which such losses are recorded.

Legal (2014 amounts unaudited)

In the second quarter of 2014, we offered to settle a dispute with a consultant that previously performed work for us. The dispute arose over how much compensation for the work performed was to be provided in cash and in equity and as to equity what valuations were to be used. In the third quarter of 2014, we amended our offer to the claimant for 120,000 shares of our common stock and cash consideration of $215,000. Subsequent to September 30, 2014, this offer was further amended to 80,000 shares of our common stock, an option to purchase 40,000 shares of our common stock, and cash consideration of $215,000.

During the second quarter of 2014, we also received notice from the California Employment Development Department (“EDD”) that it had commenced an examination of our records concerning the employment relationship of certain individuals who performed services for us from 2011 through 2014. Based on the EDD’s determination, certain of these individuals should have been classified as employees with appropriate tax withholding and employer related taxes incurred and paid. The EDD has completed its examination and issued a Final Notice of Assessment, which serves as the EDD’s official notice of its determination relating to this matter. We intend to pay the assessment during the fourth quarter of 2014 and have recorded a liability for this payment as of September 30, 2014.

Additionally, during the third quarter, we settled a claim, which arose in a prior quarter by a former employee who had asserted a claim of wrongful termination.

In connection with these matters, we recorded an additional net charge to operations of $0.2 million during the third quarter of 2014. As of September 30, 2014, the accrued liability for these matters was $1.9 million. This aggregate amount represents the probable estimate of tax and settlement liabilities. As settlements have been agreed upon, for the matters indicated above, during the quarter or subsequent to the quarter-end, we do not believe the ultimate liability for such matters will be significantly different from the accrued aggregate liability at September 30, 2014.

We received a Civil Investigative Demand from the Consumer Financial Protection Bureau (“CFPB”) dated June 5, 2014 related to the operations of Springstone. The purpose of the investigation is to determine whether Springstone is engaging in unlawful acts or practices in connection with the marketing, issuance, and servicing of loans for healthcare related financing. As of September 30, 2014, we had provided all of the documents requested by the CFPB. We are continuing to evaluate this matter. As of September 30, 2014, there are no probable or estimable losses related to this matter.

In addition to the foregoing, we may be subject to legal proceedings and regulatory actions in the ordinary course of business. We do not anticipate that the ultimate liability, if any, arising out of any such matter will have a material effect on our financial condition, results of operations or cash flows.

17. Segment Reporting

We report segment information using the “management approach.” Under this approach, operating segments are identified in substantially the same manner as they are reported internally and used by us for purposes of evaluating performance and allocating resources. Based on this approach, we have one reportable segment. Our management reporting process is based on our internal operating structure, which is subject to change and is not necessarily similar to that of other comparable companies.

18. Subsequent Events (Unaudited)

On October 17, 2014, we entered into a lease agreement to lease additional office space at our corporate headquarters. The lease agreement commences in the fourth quarter of 2014 with a lease term of 4.5 years and an option to extend the leases for five years. The annual lease payments for this additional lease are approximately $1.2 million.